

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

> **Re: Leishen Energy Holding Co., Ltd.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted August 16, 2024**
> **CIK No. 0001985139**

Dear Hongliang Li:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed August 16, 2024

Notes to the Consolidated Financial Statements
Note 16 - Equity
Additional paid-in capital, page F-28

1. We note your disclosure that "On March 12, 2023 and March 20, 2023, China Oil Blue Ocean and ZJY Technologies' individual shareholders withdrew their share capital from the companies." You also state: "These share capital withdrawals reduced additional paid-in capital $10,147,447, which were credited to amount due to related parties." Please clarify why the withdrawals are being credited to amount due to related parties. In this regard, we note that on page 138 the shareholders received ordinary shares of Leishen Cayman in consideration for the transfer of the shareholders' capital. Please describe your basis for accounting for the withdrawal and the reduction of the shareholders' ownership interest in those subsidiaries.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Manno